UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at December 24, 2007

ANOORAQ RES OURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Tumelo Motsisi
Director, President and CEO

Date: December 24, 2007

* Print the name and title of the signing officer under his signature

     Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ ANNOUNCES EXERCISE OF WARRANTS
BY CONTROLLING SHAREHOLDER

December 24, 2007 - Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) is pleased to announce that its principal shareholder, the Pelawan Trust ("Pelawan"), has exercised 167,000,000 common share purchase warrants (the "Warrants") at a price per common share of CDN$1.35.

In connection with Pelawan's exercise of the Warrants, the Company has entered into an amending agreement (the "Amending Agreement") with Pelawan to amend the exercise procedure of the Warrants to allow Pelawan to finance the exercise of the Warrants by way of a bridge loan from Rand Merchant Bank ("RMB"). Pursuant to the Amending Agreement, Pelawan has exercised the Warrants by depositing an escrowed amount equal to the aggregate exercise price for the Warrants (CDN$ 225 million or ZAR 1,586 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the "Deposit Agreement") between RMB, Pelawan Investments (Pty) Ltd and Anooraq upon the satisfaction of certain release conditions. The common shares underlying the Warrants will be issued to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release.

The board of directors of the Company formed a special committee consisting of disinterested directors to consider the Amending Agreement and the Deposit Agreement and other ancillary matters related to the Warrant exercise and the financing thereof. This special committee unanimously approved the Company entering into the Amending Agreement and the Deposit Agreement and other ancillary matters on December 18, 2007.

Should the common shares underlying the Warrants be issued in full, Pelawan's resulting shareholding in Anooraq will increase to approximately 82% of the current issued and outstanding common shares of the Company.

The exercise of the Warrants enhances Anooraq's ability to maintain its status as a Black Economic Empowerment company under South Africa's mining legislation.

The Company intends to use the proceeds of the Warrants exercise, when received, as partial funding for the proposed acquisition of 51% of Lebowa Platinum Mines Limited from Anglo Platinum Limited ("Anglo Platinum") announced in the Company news release dated September 4, 2007.

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

ON BEHALF OF THE BOARD OF DIRECTORS
Tumelo Motsisi
Acting President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future events or developments that Anooraq expects are forward-looking statements. Wherever possible, words such as "anticipate", "believe", "expect", "may", "could", "will", "potential", "intend", "estimate", "should", "plan", "predict", "project" or the negative or other variations of such expressions reflect Anooraq's current beliefs assumptions and are based on the information currently available to nooraq as of the current date. Although Anooraq believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Anooraq, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.